Mail Stop 3561

September 30, 2009

Helen C. Cary, Chief Executive Officer
Midnight Candle Company
79013 Bayside Court
Indio, California 92203

      Re: Midnight Candle Company
             Form 10-K for the Year Ended December 31, 2008
             Filed March 31, 2009
             Form 10-Q for the Period Ended March 31, 2009
             Filed May 15, 2009
             Form 10-Q for the Period Ended June 30, 2009
             Filed August 14, 2009
             File No. 0-51842

Dear Ms. Cary:

      We have reviewed your filings and have the following comments. You should comply with the comments in all future filings, as applicable. Please confirm in writing that you will do so and also explain to us in sufficient detail for an understanding of the disclosure how you intend to comply by providing us with your proposed revisions. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. After reviewing this information, we may raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Year Ended December 31, 2008

Risk Factors, page 6

1. We note your statement on page 16 of your quarterly report on Form 10-Q for the period ended June 30, 2009 that you have disabled your website. In future filings,

please provide risk factor disclosure stating the risks to your operations in not having an operational website and in not being able to raise sufficient capital to restart your website.

Management's Discussion and Plan of Operations, page 10

2. In this section, and in similar sections in your quarterly reports, you discuss the changes in operation and cash flow amounts between the periods. However, the dollar amounts you disclose mostly repeat information that is available from the face of the financial statements. Therefore, in future filings, please expand this information to explain the reasons for period-to-period changes. In this regard, where you identify intermediate causes of changes in your operating results, please be sure to fully describe the reasons underlying these causes. Finally, where changes in items are caused by more than one factor, please quantify the effect of each factor on the change, if possible. See Item 303 of Regulation S-K and SEC Release No. 33-8350. Please consider the following examples, but realize that these are examples only and not an exhaustive list of the revisions you should make:

- You state that you incurred operating expenses in the year ended December 31, 2008 consisting of $8,889 in professional fees and $1,731 in general and administrative fees. Similarly, in the year ended December 31, 2007, you incurred operating expenses of $6,121 in professional fees and $807 in general and administrative fees. Also, we note that in the year ended December 31, 2008 you did not generate any revenues, nor did you incur any costs of goods sold. Please identify the underlying causes, reasons, and factors for your greater expenses in the year ended December 31, 2008 than in the same period in 2007 even though you did not incur any costs of goods sold and did not generate revenue in 2008 but you generated $49 from the sales of your candle merchandise in 2007.

- Please disclose your costs of the $49 worth of goods sold in the year ended December 31, 2007, discuss the reasons for the underlying causes of these costs, and quantify the factors contributing to your costs, if possible.

- In your annual and quarterly reports, you state that your professional fees consisted of accounting, legal, and other similar fees and that your general and administrative fees consisted of general office expenses, such as postage, supplies, and printing. Please describe the "other similar fees" to which you refer and discuss in greater detail the services you received for the accounting, legal, and other similar fees and quantify the office expenses, if possible.

3. In future filings, please expand this section, and similar sections in your quarterly reports, to discuss known material trends, demands, commitments, events, or

uncertainties that will have, or are reasonably likely to have, a material impact on your financial condition, operating performance, revenues, or income, or result in your liquidity decreasing or increasing in any material way. See Item 303 of Regulation S-K and SEC Release No. 33-8350. Please consider the following examples, but realize that these are examples only and not an exhaustive list of the revisions you should make:

- In the third paragraph on page 11 of your annual report, you state that you will need to raise additional capital to meet your expenses and continue as a going concern over the next 12 months by issuing capital stock or debt instruments in exchange for cash. Also, on page 16 of your quarterly report on Form 10-Q for the period ended June 30, 2009, you state that you will require approximately $30,000 in additional funds to expand your operations and realize revenues. Please discuss your plans for raising cash, specifically the $30,000 you mention, by issuing capital stock or debt instruments, if any. If you have no plans in effect to issue capital stock or debt instruments at this time, please disclose this fact.

- In the second paragraph of your quarterly report on Form 10-Q for the period ended June 30, 2009 under the subsection entitled, "Plan of Operation," you state that your management believes that there exists opportunities to acquire inventory from wholesalers and liquidators at both a lower price point and more reasonable terms. Also, you state that, "with no scientific data to support such," you have observed that the economic downturn has forced numerous of your competitors and suppliers to reduce inventory or go out of business, so you believe that you can enter the market and realize a higher profit margin than you had historically been able to realize. Further, you state that more vendors are willing to "drop ship merchandise," provide more lenient credit terms, and allow for smaller minimum purchase orders. Please disclose the bases for each of these beliefs, the plans you have in effect to take advantage of these possible opportunities, and how your plans to take advantage of these opportunities will impact you.

- Also, in that subsection of that quarterly report, you state that you have disabled your website. Please explain the reason that you disabled your website, when you believe you will have the website operational and the impact this action has already had, and will continue to have, on your financial condition, operating performance, revenues, income, and liquidity.

- On page 16 of your quarterly report of Form 10-Q for the period ended June 30, 2009, you state that you plan to undertake three general steps to become profitable, including acquiring inventory by identifying certain manufacturers, vendors, and liquidators, redesigning your website, and designing a marketing and advertising program. Please discuss in greater detail the manner in which you plan to identify manufacturers, vendors, and liquidators, redesign your website, and design a marketing and advertising program.

Controls and Procedures, page 28

Evaluation of Disclosure Controls and Procedures, page 28

4. You state here and in your quarterly reports that your disclosure controls and procedures were not effective because of one material weakness in your internal control over financial reporting, which you state is your inadequate staffing and supervision that could lead to the untimely identification and resolution of accounting and disclosure matters and failure to perform timely and effective reviews. However, we note that there were, in fact, three material weaknesses in your internal control over financial reporting, including the lack of a functioning audit committee, the inadequate segregation of duties, and the ineffective controls over period end financial disclosure and reporting processes. In this regard, you state that the material weaknesses of inadequate segregation of duties and the ineffective controls over period end financial disclosure and reporting processes "did not have an effect on [y]our financial results," but that the material weakness of your lack of a functioning audit committee "could result in a material misstatement of [y]our financial statements in future periods." Therefore, please tell us, and disclose in future filings, why management concluded that you disclosure controls and procedures were ineffective based on the material weakness in your internal control over financial reporting of inadequate staffing and supervision, but your management also concluded that this material weakness did not have an effect on your financial results.

Changes in Internal Control over Financial Reporting, page 29

5. Please tell us, and disclose in future filings, why you did not have any changes to your internal control over financial reporting even though your internal control over financial reporting was not effective.

Directors, Executive Officers and Corporate Governance, page 30

6. You must disclose the business experience of all of your officers, directors, and key employees during the past five years without gaps or ambiguities, including each person's principal occupations and employment, the name and principal business of any corporation or other business association, and whether any of the business associations are your parent, subsidiary, or other affiliate. See Item 401(e)(1) of Regulation S-K. In future filings, please disclose Helen Cary's duties and responsibilities in her employment at FX Currency Trading. Also, please disclose the various document preparation and advisory services the Nascent Group, Inc. offers.

Security Ownership of Certain Beneficial Owners and Management, page 32

7. You must provide the security ownership information for each of the named executive officers as defined in Item 402(a)(3) of Regulation S-K. See Item 403(b) of Regulation S-K. Therefore, in future filings, please disclose the security ownership of Patrick Deparini.

8. Of the number of shares owned by each individual in the table, in future filings, please state in a footnote to the table, the amount of shares that the listed beneficial owner has the right to acquire within sixty days from options, warrants, rights, conversion privileges, or similar obligations. Please state if there are none of these arrangements. See Item 403(b) of Regulation S-K.

Certain Relationships and Related Party Transactions, and Director…, page 33

9. In future filings, please disclose whether the terms in your transactions and agreements with related parties were comparable to terms you could have obtained in transactions with unaffiliated third parties. If not, please disclose any beneficial terms the related-party received in the transaction.

10. On page 11 of your annual report, you state that Helen Cary has loaned you an aggregate of $15,000 through December 31, 2008. Also, it appears that this loan may have been extended based on your disclosure in your quarterly reports on Form 10-Q for the periods ended March 31, 2009 and June 30, 2009. In future filings, please disclose this loan and its terms in this section as required by Item 404(d) of Regulation S-K.

11. In this regard, in the last sentence on page 15 of your quarterly report on Form 10-Q for the period ended June 30, 2009, you state that, as of August 12, 2009, you have reached an agreement with the related-party holder of $15,000 in notes payable to extend the due dates of these note indefinitely and for all balances to be due on demand. In future filings, please disclose this related-party and the amended terms of the related-party transaction as required by Item 404(d) of Regulation S-K.

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Please respond to our comments within 10 business days, or tell us by that time when you will provide us with a response. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

Please contact John Fieldsend, Attorney-Adviser, at (202) 551-3343 or me at (202) 551-3725 with any questions.

Sincerely,

H. Christopher Owings
Assistant Director